1279079
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005230

Act Securities Exchange Act of 19[illegible]
Section 15
Rule 15c3-3
Public Availability 02/05/04

January 22, 2004

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Mr. Todd S. Golden
Manager, Securities Cage
Ameritrade, Inc.
PO Box 2226
Omaha, NE 68103-2226

Re: Application to Establish an Omnibus Account

Dear Mr. Golden:

We have received your letter dated December 24, 2003, in which you request on behalf of Ameritrade, Inc. ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about February 16, 2004, the Applicant will begin clearing the customer accounts of Brokerageamerica, LLC which currently clears its customer accounts through Penson Financial ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Tom McGowan

Thomas K. McGowan
Assistant Director

cc: Ms. Susan Demando, NASD

TKM/mbs

Manley

Ameritrade Clearing

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2004
DIVISION OF MARKET REGULATION

December 24, 2003

Michael A. Macchiaroli
Securities and Exchange Commission
Division of Market Regulation
Washington, DC 20549

Re: Control Location of Omnibus Account

Dear Mr. Macchiaroli:

In accordance with Exchange Act Release No. 11102, please be advised that Ameritrade, Inc. (BD # 5633) ("Ameritrade"), a registered broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, intends to establish an account designated as a Control Location Account. Brokerageamerica, LLC. (BD # 47966) ("Broker"), is a registered broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934. Broker has entered into an agreement with Ameritrade to sell and transfer all accounts of Broker to Ameritrade which transfer is to take place on February 16, 2004. Ameritrade and Broker have mutually agreed and consented to transfer all accounts from their present clearing firm location at Penson Financial ("Penson") to Ameritrade. For the purpose of transferring the accounts, an omnibus account will be set up between Penson and Ameritrade.

In accordance with Rule 15c3-3, it is necessary for Ameritrade to request the commission designate the above-mentioned omnibus account as a control location. Please accept this letter as our application to the commission, and consider the following when making a decision:

1.) The books and records of Ameritrade will reflect the customer securities positions and money balances previously held by Penson.

2.) The books and records of Ameritrade will reflect that the customer securities not yet transferred to it are "located" in the omnibus account at Penson.

3.) Ameritrade will assume the responsibility to clear all transactions in the customer accounts being transferred.

4.) Penson has provided Ameritrade with written assurance that for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account, and the customer securities maintained in the omnibus account are fully paid securities; and (ii) it will promptly deliver the securities to Ameritrade.

As mentioned above, this transfer is to occur on February 16, 2004. Therefore, verbal approval of your decision followed in written form would be appreciated. Please contact me at (402) 970-7703 if you have any questions.

Sincerely,

Todd S. Golden
Manager, Securities Cage

Street Address: 4211 South 102nd Street, Omaha, NE 68127-1031 Mailing Address: PO Box 2226, Omaha, NE 68103-2226
T (402) 331-2744 F (402) 596-8534 Ameritrade Clearing, Division of Ameritrade, Inc. Member NASD/SIPC